
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 27, 2008

Via U.S. Mail and Fax (405) 552-4550
Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 79102

>　**Re:**　**Devon Energy Corporation**
>　　　　**Form 10-K for the Fiscal Year Ended December 31, 2007**
>　　　　**Filed February 28, 2008**
>　　　　**File No. 1-32318**
>
>　　　　**Form 10-Q for the Period Ended March 31, 2008**
>　　　　**Filed May 8, 2008**

Dear Mr. Heatly:

　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Operation of Properties, page 22

1.	We note you receive reimbursement for direct expenses incurred in the performance of your duties as well as other types of reimbursements, and record these as a reduction of general and administrative expense. Please tell us your consideration of Rule 4-10(c)(6)(iv) of Regulation S-X in your accounting for these reimbursements and tell us why they should not be credited to the full cost pool.

Exhibit 32.2

2.	Please revise and re-file this exhibit to reflect the correct date of the report that it refers to. The certificate filed refers to the Form 10-K for the period ending December 31, 2006.

Form 10-Q for the period ended March 31, 2008

Note 5. Fair Value Measurements, page 15

3.	We note the reclassification of your auction rate securities from short-term to long-term investments. We also note your conclusion that the securities are not currently impaired. Citing the accounting literature used, tell us and disclose how you have concluded no impairment exists as of March 31, 2008.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director